Exhibit 99.2

March 9, 2009

British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Dear Sirs:

RE:	NOTICE OF CHANGE OF AUDITORS DATED MARCH 9, 2009
WITH RESPECT TO NEVADA GEOTHERMAL POWER INC.

With respect to the above noted Notice of Change of Auditors and pursuant to National Instrument 51-102, we have read the Notice of Change of Auditors for Nevada Geothermal Power Inc. and, based on our knowledge of the information at this date, we agree with its contents as it pertains to Morgan & Company, Chartered Accountants.

Yours truly,

cc: The Board of Directors, Nevada Geothermal Power Inc.